UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 8, 2016

FORM HOLDINGS CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-34785	20-4988129
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

780 Third Avenue, 12th Floor, New York, NY 10017

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (646) 525-4319

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 8-K/A (the “Amendment”) to the Current Report on Form 8-K of FORM Holdings Corp. that was filed with the Securities and Exchange Commission on August 8, 2016 (the “Original Report”) is to provide updates on the private placements described herein and to update the disclosure previously included in the Original Report, including, to (i) clarify the initial conversion rate for the preferred stock in the Original Report and (ii) include disclosure regarding the preferred stock dividend rate.

Item 1.01	Entry Into a Material Definitive Agreement.

Summary of Transactions

On August 8, 2016, FORM Holdings Corp., a Delaware corporation (“FORM”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FHXMS, LLC, a Delaware limited liability company and wholly-owned subsidiary of FORM (“Merger Sub”), XpresSpa Holdings, LLC, a Delaware limited liability company (“XpresSpa”), the unitholders of XpresSpa who are parties thereto (the “Unitholders”) and Mistral XH Representative, LLC, as representative of the Unitholders (the “Representative”), pursuant to which Merger Sub will merge with and into XpresSpa, with XpresSpa being the surviving entity and a wholly-owned subsidiary of FORM (the “Surviving Entity”) and the Unitholders becoming stockholders of FORM (the “Merger”).

Upon completion of the Merger, (i) the then-outstanding common units of XpresSpa (other than those held by FORM and its subsidiaries, which will be cancelled without any consideration) and (ii) the then-outstanding preferred units of XpresSpa (other than those held by FORM and its subsidiaries, which will be cancelled without any consideration) will be cancelled and automatically converted into the right to receive an aggregate of:

(a)	2,500,000 shares of FORM common stock, par value $0.01 per share (“FORM Common Stock”),

(b)	494,792 shares of newly designated Series D Convertible Preferred Stock, par value $0.01 per share, of FORM (“FORM Preferred Stock”) with an aggregate initial liquidation preference of $23,750,000, accruing dividends at 9% per annum and are initially convertible into 3,958,336 shares of FORM Common Stock, and

(c) five-year warrants to purchase an aggregate of 2,500,000 shares of FORM Common Stock, at an exercise price of $3.00 per share, in each case, subject to adjustment in the event of a stock split, dividend or similar events.

In addition, FORM entered into a subscription agreement to sell 750,574 shares of its Common Stock to Mistral Spa Holdings, LLC (“Mistral”), at a purchase price of $2.31 per share, for an aggregate purchase price of $1,733,826.

On August 8, 2016, FORM entered into a subscription agreement to purchase from XpresSpa an aggregate of 1,733,826 Series C Preferred Units of XpresSpa, at a per unit purchase price of $1.00 per unit, for an aggregate purchase price of $1,733,826.

Immediately following the completion of the Merger (without taking into account any shares of FORM Common Stock held by XpresSpa equity holders prior to the completion of the Merger), the former Unitholders of XpresSpa are expected to own approximately 18% of the outstanding FORM Common Stock (or 33% of the outstanding FORM Common Stock calculated on a fully diluted basis) and the current stockholders of FORM are expected to own approximately 82% of the outstanding FORM Common Stock (or 67% of the outstanding FORM Common Stock calculated on a fully diluted basis).

Merger Agreement

XpresSpa is a leading airport retailer of spa services and related products, and also sells spa products through its internet site. Services and products include: (i) massage services for the neck, back, feet and whole body, (ii) nail care, such as pedicures, manicures and polish changes, (iii) beauty care services such as waxing and facials, (iv) hair care, such as hair cuts and blow outs, (v) spa products such as massagers, lotions and aromatherapy aids and (vi) travel products such as neck pillows and eye masks.

Upon completion of the Merger, (i) the then-outstanding common units of XpresSpa (other than those held by FORM and its subsidiaries, which will be cancelled without any consideration) and (ii) the then-outstanding preferred units of XpresSpa (other than those held by FORM and its subsidiaries, which will be cancelled without any consideration) will be cancelled and automatically converted into the right to receive an aggregate of:

(a)	2,500,000 shares of FORM Common Stock,

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(b)	494,792 shares of FORM Preferred Stock with an aggregate initial liquidation preference of $23,750,000, accruing dividends at 9% per annum and are initially convertible into 3,958,336 shares of FORM Common Stock, and

(c)	five-year warrants to purchase an aggregate of 2,500,000 shares of FORM Common Stock, at an exercise price of $3.00 per share, in each case, subject to adjustment in the event of a stock split, dividend or similar events.

No fractional shares of FORM Common Stock or FORM Preferred Stock will be issued in connection with the Merger. Instead, each Unitholder who would be otherwise entitled to receive a fractional share will receive from FORM, in lieu thereof, the next highest whole number shares of FORM Common Stock or FORM Preferred Stock, as applicable.

Upon completion of the Merger, Edward Jankowski, XpresSpa’s current Chief Executive Officer, will continue to serve in his current role. In addition, upon completion of the Merger, Andrew R. Heyer, who is currently a member of the XpresSpa board of managers, is expected to become a member of the FORM board of directors as the designee of the FORM Preferred Stock holders.

XpresSpa is obligated under a senior secured note payable to its principal equity holder Rockmore Investment Master Fund Ltd. (“Rockmore”) with an outstanding balance of approximately $6,500,000. Rockmore is an investment entity controlled by FORM’s board member, Bruce T. Bernstein.

The Merger Agreement contains customary representations and warranties of each of FORM and XpresSpa (many of which are qualified by concepts of knowledge, materiality and/or dollar thresholds and are further modified and limited by confidential disclosure schedules exchanged by the parties), as applicable, relating to, among other things, (a) organization and qualification; (b) subsidiaries; (c) capital structure; (d) authorization, performance and enforceability of the Merger Agreement; (e) board approval and required vote; (f) financial statements; (g) absence of undisclosed liabilities and minimum cash; (h) absence of changes or events; (i) agreements, contracts and commitments; (j) compliance with laws; (k) material permits; (l) litigation; (m) employee and employee benefit plans; (n) taxes; (o) tangible assets; (p) real property leases; (q) insurance; (r) intellectual property; (s) environmental laws; (t) interested party transactions; (u) brokers; and (v) information related to the Proxy Statement (as defined below).

Subject to certain exceptions described below, prior to the completion of the Merger or the earlier termination of the Merger Agreement, XpresSpa has agreed that it will not, and it will not authorize or permit its subsidiaries and/or its officers, directors, employees, investment bankers, attorneys, accountants and other advisors or representatives to directly or indirectly: (a) solicit, initiate, induce or take any action to facilitate, encourage, solicit, initiate or induce any action relating to, or the submission of any Company Acquisition Proposal (as defined below); (b) enter into, participate or engage in discussions or negotiations in any way with any person concerning any Company Acquisition Proposal; (c) furnish to any person (other than FORM and its designees) any information relating to XpresSpa or its subsidiaries or afford to any person (other than FORM or its representatives or designees) access to the business, properties, assets, books, records or other information, or to any personnel of XpresSpa or any of its subsidiaries, in any case, with the intent to induce or solicit the making or submission of a Company Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to a Company Acquisition Proposal; (d) approve a Company Acquisition Proposal or take any action that would require it to abandon, terminate or fail to consummate, or that would reasonably be expected to result in the abandonment or, termination or failure to consummate the Merger; or (e) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement or other similar instrument (whether binding or not) or contract constituting or otherwise relating to a Company Acquisition Proposal (other than an executed non-disclosure agreement having provisions no less favorable than that certain non-disclosure agreement between FORM and XpresSpa).

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Notwithstanding the foregoing, XpresSpa or its board of directors, may, directly or indirectly, enter to discussions with any person in response to an unsolicited bona fide written Company Acquisition Proposal (as defined below), if and only to the extent that prior to engaging in any such discussions the XpresSpa board of directors determines in good faith, after consultation with its outside legal counsel, that such Company Acquisition Proposal either constitutes or could reasonably be expected to lead to a Company Superior Proposal (as defined below) and the XpresSpa board of directors receives from such person a non-disclosure agreement.

“Company Acquisition Proposal” means any offer, proposal, discussions, negotiations, indication of interest or inquiry by any person (other than FORM or any affiliate thereof) in a transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) relating to: (i) any issuance, sale or other disposition of (including by way of merger, consolidation, business combination, equity exchange, recapitalization, joint venture, partnership or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power or economic interests of XpresSpa or any subsidiary (including, for the avoidance of doubt, any issuance of equity securities of XpresSpa but excluding the sale, transfer, acquisition or disposition of not more than 50% or more of the voting power or economic interests of any subsidiary to an ACDBE partner), (ii) any direct or indirect sale, transfer, acquisition or disposition of more than 20% of the consolidated assets of XpresSpa and its subsidiaries taken as a whole (measured by the fair market value thereof), including by way of purchase of stock, limited liability interests or other equity interests of the subsidiaries or (iii) any merger, consolidation, equity exchange, business combination, recapitalization, reorganization, liquidation, joint venture, dissolution or any similar transaction involving XpresSpa or any subsidiary; provided that any transfer or sale of stock or assets of any of XpresSpa’s subsidiaries related to the disposition of foreign operations shall not be a “Company Acquisition Proposal.”

“Company Superior Proposal” means any bona fide offer or proposal that constitutes a Company Acquisition Proposal on terms that the XpresSpa board of directors (or any committee thereof) shall have determined in good faith (after consultation with its outside legal counsel), taking into account all relevant legal (including conditions), financial, regulatory, timing and other aspects of such Company Acquisition Proposal, is reasonably likely to be consummated and would be more favorable to XpresSpa’s Unitholders (in their capacity as such) than the Merger, if consummated (including after taking into account any changes to the terms of the Merger Agreement proposed by FORM in response to such Company Acquisition Proposal); provided that, for purposes of the definition of “Company Superior Proposal, “the references to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “more than 50%.”

The Merger Agreement contains certain other agreements of the parties including, among other things, that (a) FORM will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) containing a proxy statement (the “Proxy Statement”) for the vote of the FORM stockholders to approve the Merger, including but not limited to the issuance of FORM Common Stock, FORM Preferred Stock and warrants to purchase shares of FORM Common Stock (the “FORM Merger Proposal”); (b) FORM will take all action necessary in accordance with the General Corporation Law of the State of Delaware and its Certificate of Incorporation and Bylaws to have its stockholders vote on the FORM Merger Proposal; (c) each party will allow reasonable access to their books and records until the closing of the Merger; (d) each party will maintain in confidence any non-public information received from the other party; (e) each party will give prompt notice of the occurrence of any of the following: (i) any event the occurrence, or non-occurrence of which could reasonably be expected to result in any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect (or in the case of any representation or warranty qualified by its terms by materiality, then untrue or inaccurate in any respect); (ii) any failure of FORM, XpresSpa or Merger Sub, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement, (iii) any notice or communication from any person alleging that the consent of such person is required in connection with the Merger or other transactions contemplated by the Merger Agreement, (iv) any notice or other communication from any governmental authority in connection with the Merger or other transactions contemplated by the Merger Agreement, (v) any litigation, relating to or involving or otherwise affecting XpresSpa or its subsidiaries or FORM that relates to the Merger or the other transactions contemplated by the Merger Agreement, (vi) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a material contract of either party, (vi) any change that would be considered reasonably likely to result in a Company Material Adverse Effect (as defined in the Merger Agreement) or Parent Material Adverse Effect (as defined in the Merger Agreement), as the case may be, or is likely to impair in any material respect the ability of either FORM or XpresSpa to consummate the transactions contemplated by the Merger Agreement, and (vii) any correspondence between XpresSpa and any of its subsidiaries and any governmental authority regarding any matters that have arisen as a result of an inspection or otherwise an requesting that XpresSpa and/or its subsidiaries take remedial action either in its practices, location, fixtures, furnishings, or otherwise; (h) FORM will use its reasonable best efforts to cause the shares of FORM Common Stock to be issued pursuant to the Merger (including any FORM Common Stock issuable upon the exercise or conversion of, or as dividends on, any merger consideration issued pursuant to the Merger Agreement) to be approved for listing on The NASDAQ Capital Market; (i) except as otherwise required by applicable law, court process or the rules of The NASDAQ Capital Market, neither party shall, nor permit their respective subsidiaries to issue or cause the publication of any press release or public announcement with respect to the Merger or other transactions contemplated by the Merger Agreement without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; (j) XpresSpa will continue to indemnify its present and former directors and officers (as further described below); (k) the parties will take all action to appoint certain individuals to serve on the board of directors of FORM; and (l) XpresSpa will deliver to FORM, within 20 days after the end of each such fiscal month end, the consolidated balance sheet of XpresSpa and its subsidiaries and the related consolidated statements of income, changes in members’ equity and cash flows of XpresSpa and its subsidiaries for the period then ended since the most recent balance sheet date.

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The Merger Agreement provides that, for a period of six years from the effective time, XpresSpa will provide directors’ and officers’ liability insurance that provides coverage for events occurring prior to the effective time that is no less favorable than its existing policy, or, if insurance coverage that is no less favorable is unavailable, the best available coverage, subject to the limitation that XpresSpa will not be required to spend in any one year more than 300% of the last annual premium paid prior to the date of the Merger Agreement for XpresSpa’s existing policy.

The Merger Agreement also provides that all representations and warranties contained in the Merger Agreement shall survive the closing for a period of eighteen (18) months, however the representations made by XpresSpa related to organization and qualification, capital structure, authority, no conflict, required filings, board approval, required vote, taxes, environmental and safety laws and brokers and the representations made by FORM related to organization, power and authorization, brokers and capitalization shall survive the closing until the expiration of the applicable statute of limitations plus a period of sixty (60) days and in the event there is no applicable statute of limitations they shall survive until the sixth anniversary of the closing. In addition, the Unitholders and FORM have agreed to indemnify the other party, its affiliates and respective representatives for any Losses (as defined in the Merger Agreement) in certain situations, as more fully described in the Merger Agreement. The Merger Agreement provides that a total aggregate amount of up to $12.55 million be deposited into various escrow accounts for a period of eighteen (18) months, or such other term related to specific escrows, to cover certain indemnification claims that may be made pursuant to the Merger Agreement.

The obligations of each of FORM and XpresSpa to consummate the Merger are subject to the satisfaction or waiver of certain additional conditions, including, among other things, (a) the stockholders and the board of directors of FORM have approved the Merger and the Merger Agreement; (b) the Registration Statement has become effective; (c) the shares of FORM Common Stock shall have been approved for listing on The NASDAQ Capital Market; (d) there exists no temporary restraining order, preliminary or permanent injunction or other order which prevents the consummation of the Merger; (e) the representations and warranties of the other party contained in the Merger Agreement are true and correct in except for (i) such changes resulting from actions permitted under the Merger Agreement, (ii) to the extent any such representation or warranty is made as of a time other than the Effective Time (as defined in the Merger Agreement), in which case, such representation or warranty need only be true an correct at and as of such time, or (iii) where the failure of any such representation or warranty to be true and correct (without giving effect to any materiality or Company Material Adverse Effect, qualification or limitation) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect; (f) the other party shall have performed or complied in all material respects with all agreements and covenants under the Merger Agreement; (g) the receipt of all necessary consents or approvals; (h) the absence of a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be; (i) FORM shall have received written resignations from all of the directors of XpresSpa and its subsidiaries; (j) FORM shall have received joinder agreements from the XpresSpa Unitholders representing 95% of the outstanding XpresSpa units; (k) FORM shall have received sufficient evidence regarding the ratification of each of XpresSpa’s subsidiaries of all appropriate prior actions and certain individuals shall have been appointed to certain offices and committees as specified by FORM; (l) XpresSpa shall have delivered a certificate regarding the closing conditions to FORM and Merger Sub; (m) FORM shall have received a certificate from Rockmore regarding XpresSpa’s compliance with its obligations under the existing loan documents; (n) FORM shall have received satisfactory evidence of termination of that certain Monitoring and Management Services Agreement with Mistral and its affiliate; (o) the escrow agreement shall have been executed and delivered; (p) the Representative shall have delivered to FORM a duly executed statement on behalf of XpresSpa that is in compliance with Treasury Regulations Section 1.1445-11T(d)(2), and from Unitholders representing ninety five percent (95%) of the outstanding XpresSpa units, a duly executed certificate of non-foreign status in compliance with Treasury Regulations Section 1.1445-2(b); (q) good standing certificates of XpresSpa and each of its subsidiaries and (r) delivery of evidence of certification for certain ACDBEs.

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The closing of the Merger will take place no later than the second business day after the satisfaction or waiver of the conditions to the completion of the Merger contained in the Merger Agreement, other than the conditions which by their terms can be satisfied only as of the closing of the Merger, or on such other day as FORM, XpresSpa and Merger Sub may mutually agree. The completion of the Merger will occur at the time that the parties file the certificate of merger with the Secretary of State of the State of Delaware on the closing date of the Merger or on such later date as FORM, Merger Sub and XpresSpa mutually agree (and set forth in the certificate of merger). Because the completion of the Merger is subject to the satisfaction of other conditions, FORM cannot predict the exact time at which the Merger will become effective.

The Merger Agreement may be terminated at any time prior to the closing of the Merger, as follows: (a) by mutual written consent of FORM, Merger Sub and XpresSpa; (b) by either FORM or XpresSpa if the closing has not occurred on or before December 31, 2016, or in certain circumstances, March 31, 2017 (the “End Date”); (c) by either FORM or XpresSpa if any law enacted by a governmental authority prohibits the consummation of the Merger, or any governmental authority has issued an order or taken any other action which restrains, enjoins or otherwise prohibits the Merger, which order has become final and non-appealable; (d) by either FORM or XpresSpa if FORM’s stockholders do not approve the Merger; (e) by FORM if (i) the XpresSpa board of managers has effected a Company Board Approval Change (as defined in the Merger Agreement), (ii) XpresSpa shall have entered or caused itself or its subsidiaries to enter, into any letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement or other similar agreement related to any Company Acquisition Proposal, (iii) XpresSpa shall have materially breached any term of the non-solicitation provision of the Merger Agreement or (iv) XpresSpa’s board of directors or any authorized committee shall have resolved to do any of the foregoing (i)-(iii); (f) by XpresSpa if the board of directors of FORM or any authorized committee has failed to present or recommend the approval of the Merger Agreement and the Merger to the stockholders or include the recommendation in the proxy statement/prospectus; (g) by either party if the other party, or in the case of XpresSpa, FORM or Merger Sub, is in material breach of its obligations or representations or warranties under the Agreement that is incapable of being cured and the other party, or in the case of XpresSpa, FORM or Merger Sub, is not then in breach of any representation, warranty, covenant or agreement set forth in Merger Agreement that would result in the applicable closing conditions not being satisfied; (h) by XpresSpa if XpresSpa determines to enter into a definitive agreement relating to a Company Superior Proposal; (i) by XpresSpa, at any time, upon payment to FORM of the XpresSpa Termination Fee (as defined below); or (j) by XpresSpa, at any time, if FORM fails to obtain shareholder approval or fails to receive approval of the listing of the shares of FORM Common Stock on The NASDAQ Capital Market prior to the end date; provided, that XpresSpa shall not have the right to terminate the Merger Agreement if XpresSpa is then in breach of any representation, warranty, covenant or agreement set forth in Merger Agreement that would result in the applicable closing conditions not being satisfied.

In the event that either (a) XpresSpa terminates the Merger Agreement because (i) it determines to enter into a definitive agreement relating to a Company Superior Proposal, or (ii) XpresSpa elects to terminate for any reason or no reason at all or (b) FORM terminates the Merger Agreement because (i) XpresSpa effected a Company Board Approval Change (as defined in the Merger Agreement), (ii) XpresSpa enters into any agreement related to a Company Acquisition Proposal, (iii) XpresSpa materially breached the provision related to Company Acquisition Proposals contained in the Merger Agreement or (iv) XpresSpa’s board of directors shall have resolved to do any of the foregoing (i)-(iii), then XpresSpa shall pay to FORM a fee (the “XpresSpa Termination Fee”) equal to $750,000, plus an amount in cash equal to FORM’s reasonable out-of-pocket fees and expenses incurred in connection with the Merger, in an amount not to exceed $500,000.

In the event that either (a) XpresSpa terminates the Merger Agreement because (i) the FORM board of directors fails to present and recommend the approval and adoption of the Merger Agreement, (ii) FORM fails to include the Board Recommendation (as defined in the Merger Agreement) in the proxy statement/proposal, or (iii) FORM’s board of directors shall have resolved to do any of the foregoing (i)-(ii) or (b) XpresSpa or FORM terminates the Merger Agreement because the FORM annual meeting and FORM’s stockholders approval is not obtained prior to December 31, 2016, then FORM shall pay to XpresSpa a fee (the “FORM Termination Fee”) equal to $750,000, plus an amount in cash equal to XpresSpa’s reasonable out-of-pocket fees and expenses incurred in connection with the Merger, in an amount not to exceed $500,000.

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In the event that (i) the Merger Agreement is terminated by XpresSpa because the Merger is not consummated on or before the End Date, and (ii) a Company Acquisition Proposal has either previously been publicly announced or has been proposed or communicated to XpresSpa and a definitive agreement with respect to such Company Acquisition Proposal has been signed or consummated within six (6) months following the termination of the Agreement, then XpresSpa shall pay to FORM the XpresSpa Termination Fee.

In the event that the Merger Agreement is terminated by FORM because the Merger is not consummated on or before the End Date, and within six months following such termination XpresSpa consummates a transaction for the (i) issuance, sale or other disposition of securities representing 50% or more of the voting power or economic interests of XpresSpa or any subsidiary, (ii) any direct or indirect sale, transfer, acquisition or disposition of more than 50% of the consolidated assets of XpresSpa and its subsidiaries taken as a whole, including by way of purchase of stock, limited liability interests or other equity interests of the subsidiaries or (iii) any merger, consolidation, equity exchange, business combination, recapitalization, reorganization, liquidation, joint venture, dissolution or any similar transaction involving XpresSpa or any of its subsidiaries, (in each case in clause (iii), that result in the equity holders of XpresSpa beneficially owning less than 50% of XpresSpa) then XpresSpa shall pay to FORM the XpresSpa Termination Fee.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. Additional information regarding XpresSpa can be found on its website at www.xpresspa.com.

The Merger Agreement and the above description thereof have been included to provide investors and security holders with information regarding the terms of the agreement. They are not intended to provide any other factual information about FORM, XpresSpa, Merger Sub or their respective subsidiaries or affiliates or equity holders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of FORM, XpresSpa, Merger Sub or any of their respective subsidiaries, affiliates, businesses, or equity holders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by FORM or XpresSpa. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about FORM or XpresSpa and their respective subsidiaries that FORM includes in reports, statements and other filings it makes with the SEC.

Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock

The FORM Preferred Stock will have the powers, designations, preferences and other rights in accordance with a Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock, a form of which is attached hereto as Exhibit 3.1, which rights include, among other things, an aggregate initial liquidation preference of $23,750,000 and the right to participate in any dividends and distributions paid to common stockholders on an as-converted basis. The FORM Preferred Stock will vote on an as-converted basis. In addition, from and after the date of the issuance of any shares of the FORM Preferred Stock, dividends at the rate per annum of $4.32 per share (which represents 9% per annum) will accrue on such shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the FORM Preferred Stock) (the “Accruing Dividends”). Accruing Dividends will accrue from day to day, whether or not declared and will be cumulative, provided, however, that except as provided for in certain circumstances, Accruing Dividends will only be payable when, as, and if declared by the board of directors of FORM and FORM will be under no obligation to pay such Accruing Dividends. The FORM Preferred Stock shall be initially convertible into an aggregate of 3,958,336 shares of FORM Common Stock, which equals a $6.00 per share conversion price, and each holder of FORM Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of FORM Common Stock into which such shares of FORM Preferred Stock are convertible. Upon the occurrence of certain fundamental events, the holders of the FORM Preferred Stock will be able to require FORM to repurchase the shares of FORM Preferred Stock at the greater of the liquidation preference and the amount per share as would have been payable had the shares of FORM Preferred Stock been converted into FORM Common Stock. The holders of record of FORM Preferred Stock shall be entitled to elect one director of FORM, voting exclusively as a separate class, so long as the holders of FORM Preferred Stock represent beneficial ownership in the aggregate of equal to or more than 5% of FORM’s issued and outstanding Common Stock on an as-converted basis.

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The holders of FORM Preferred Stock shall have the right to convert at any time and from time to time into shares of FORM Common Stock at an initial conversion rate of 8 shares of FORM Common Stock for each one share of FORM Preferred Stock (the “Conversion Ratio”). The Conversion Ratio is subject to adjustment upon certain fundamental events. In addition FORM shall have the right, but not the obligation, upon ten trading days’ notice to convert the outstanding shares of FORM Preferred Stock into FORM Common Stock at the Conversion Ratio, at any time or from time to time, if the volume weighted average price per share of the FORM Common Stock exceeds $9.00 for over any 20 days in a 30 consecutive trading day period. The term of the FORM Preferred Stock is seven years, after which time FORM can repay the holders in shares of FORM Common Stock or cash at the Company’s election.

The foregoing description of the Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock is subject to, and qualified in its entirety by, the full text of the form of Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock, which is attached to this Current Report as Exhibit 3.1, and is incorporated herein by reference.

Private Placements

In addition, FORM entered into a subscription agreement to sell 750,574 shares of its Common Stock (the “Placement Shares”) to Mistral, at a purchase price of $2.31 per share, for an aggregate purchase price of $1,733,826. On August 8, 2016, Mistral funded the entire purchase price to FORM. XpresSpa intends to offer the opportunity to each of its equityholders to participate in the purchase of the Placement Shares and the parties anticipate closing this transaction within 15 business days after effectiveness of FORM’s registration statement on Form S-4 to be filed with the SEC.

On August 8, 2016, FORM entered into a subscription agreement to purchase from XpresSpa an aggregate of 1,733,826 Series C Preferred Units of XpresSpa, at a per unit purchase price of $1.00 per unit, for an aggregate purchase price of $1,733,826. The Series C Preferred Units will have a preference in the amount of its initial investment and shall bear 12% PIK interest for the first year or until the closing of the anticipated merger agreement and thereafter shall bear interest at the rate of two times the liquidation preference.

The foregoing descriptions of the subscription agreements entered into in connection with the private placements are incomplete and are subject to, and qualified in their entirety by, the full text of the Subscription Agreements, which are attached to this Current Report as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 regarding the private placement of FORM’s shares of Common Stock is incorporated into this Item 3.02 by reference. The issuance of the Placement Shares, by FORM pursuant to the subscription agreement was made in reliance upon an exemption from the registration requirements pursuant to Section 4(a)(2) under the Securities Act, and Rule 506 promulgated thereunder.

Item 8.01	Other Events.

Exemption under FORM’s Section 382 Rights Agreement

The board of directors of FORM has previously adopted a Section 382 Rights Agreement, dated as of March 18, 2016, between FORM and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agreement”) to protect stockholder value by deterring acquisitions of FORM’s common stock that would potentially limit FORM’s ability to use its net operating loss carryforwards (“NOLs”) and other tax benefits, which may be used to reduce potential future income tax obligations. In general, the rights issued under the Rights Agreement impose a significant penalty to any person, together with its Affiliates (as defined in the Rights Agreement), that acquires 4.99% or more of the common stock of FORM, unless such person is an “Exempt Person” or is otherwise excluded from the Rights Agreement.

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Upon entering into the Merger Agreement, FORM granted an exemption to Mistral under the Rights Agreement, following the determination by the board of directors of FORM that Mistral is an “Exempt Person” pursuant to Section 29 of the Rights Agreement.

Press Release and Investor Presentation

On August 8, 2016, FORM issued a press release announcing the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

Also on August 8, 2016, FORM and XpresSpa held a joint conference call with investors, analysts and other interested parties to provide supplemental information regarding the proposed transaction. The investor presentation used in connection with the conference call are attached hereto as Exhibit 99.2.

Each of the press release and investor presentation is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report regarding the proposed transaction between FORM, Merger Sub and XpresSpa; the expected timetable for completing the transaction; the potential value created by the proposed Merger for FORM's and XpresSpa’s stockholders; the potential of FORM’s business after completion of the Merger; the continued listing of FORM's securities on the Nasdaq Capital Market; market acceptance of FORM products; the collective ability to protect intellectual property rights; competition from other providers and products; FORM’s management and board of directors after completion of the Merger; and any other statements about FORM's or XpresSpa’s management teams' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that FORM and XpresSpa may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for FORM's and XpresSpa's equity holders; the inability to raise capital to fund operations and business plan; FORM's inability to maintain the listing of its securities on the Nasdaq Capital Market after completion of the Merger; and other risks and uncertainties. Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available.

In addition, the statements in this report reflect FORM’s expectations and beliefs as of the date of this release. We anticipate that subsequent events and developments will cause FORM’s expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing FORM’s views as of any date after the date of this report.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of FORM, or XpresSpa or the solicitation of any vote or approval. In connection with the proposed transaction, FORM will file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will contain important information about FORM, XpresSpa, the transaction and related matters. FORM will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of XpresSpa when it becomes available. Investors and security holders of FORM and XpresSpa are urged to read carefully the proxy statement/prospectus relating to the Merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

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Investors and security holders of FORM will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) and other documents filed with the SEC by FORM through the website maintained by the SEC at www.sec.gov.

FORM and XpresSpa, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement between FORM and XpresSpa. Information regarding FORM's directors and executive officers is contained in FORM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on March 10, 2016. Information regarding XpresSpa’s directors and officers and a more complete description of the interests of XpresSpa's directors and officers in the proposed transaction will be available in the proxy statement/prospectus that will be filed by FORM with the SEC in connection with the proposed transaction.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

2.1	Agreement and Plan of Merger by and among FORM Holdings Corp., FHXMS, LLC, XpresSpa Holdings, LLC, the unitholders of XpresSpa who are parties thereto and Mistral XH Representative, LLC, as representative of the unitholders, dated as of August 8, 2016. (incorporated by reference from Exhibit 2.1 to the Original Report)

3.1	Form of Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock. (incorporated by reference from Exhibit 3.1 to the Original Report)

10.1	Subscription Agreement, dated as of August 8, 2016, by and between FORM Holdings Corp. and Mistral Spa Holdings, LLC. (incorporated by reference from Exhibit 10.1 to the Original Report)

10.2	Subscription Agreement and Joinder, dated as of August 8, 2016, by and between XpresSpa Holdings, LLC and FORM Holdings Corp. (incorporated by reference from Exhibit 10.2 to the Original Report)

99.1	Press Release of FORM Holdings Corp., dated August 8, 2016. (incorporated by reference from Exhibit 99.1 to the Original Report)

99.2	Investor Presentation Slides, dated August 8, 2016. (incorporated by reference from Exhibit 99.2 to the Original Report)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORM HOLDINGS CORP.

Dated: August 9, 2016	By:	/s/ Andrew D. Perlman
		Name:	Andrew D. Perlman
		Title:	Chief Executive Officer

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EXHIBIT INDEX

2.1	Agreement and Plan of Merger by and among FORM Holdings Corp., FHXMS, LLC, XpresSpa Holdings, LLC, the unitholders of XpresSpa who are parties thereto and Mistral XH Representative, LLC, as representative of the unitholders, dated as of August 8, 2016. (incorporated by reference from Exhibit 2.1 to the Original Report)

3.1	Form of Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock. (incorporated by reference from Exhibit 3.1 to the Original Report)

10.1	Subscription Agreement, dated as of August 8, 2016, by and between FORM Holdings Corp. and Mistral Spa Holdings, LLC. (incorporated by reference from Exhibit 10.1 to the Original Report)

10.2	Subscription Agreement and Joinder, dated as of August 8, 2016, by and between XpresSpa Holdings, LLC and FORM Holdings Corp. (incorporated by reference from Exhibit 10.2 to the Original Report)

99.1	Press Release of FORM Holdings Corp., dated August 8, 2016. (incorporated by reference from Exhibit 99.1 to the Original Report)

99.2	Investor Presentation Slides, dated August 8, 2016. (incorporated by reference from Exhibit 99.2 to the Original Report)

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